August 11, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Daimler Retail Receivables LLC Registration Statement on Form SF-3 File No. 333-212311

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, the undersigned, as registrant with respect to the above referenced registration statement, hereby requests that the effective date for the registration statement be accelerated so that it will be declared effective by 11:00 a.m. Eastern time on August 15, 2016, or as soon as practicable thereafter.

The registrant acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  The registrant further acknowledges that it may not assert staff comments or a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DAIMLER RETAIL RECEIVABLES LLC

By:	/s/ Steven C. Poling
Name: Steven C. Poling
Title: Assistant Secretary